EXHIBIT 99.1

Immediate Release: NR 11 -10

EXTORRE ANNOUNCES A SILVER-GOLD DISCOVERY
AT ITS PUNTUDO PROJECT IN WESTERN SANTA CRUZ PROVINCE, ARGENTINA

Vancouver, B.C., June 1, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) reports the discovery of significant silver-gold mineralization at its 100% owned Puntudo project, located immediately south of the Joaquin silver project owned by Coeur d’Alene Mines and Mirasol Resources, and 200 kilometres west of Cerro Moro. Extorre has completed thirty two drill holes to date, with assays in hand for the first fifteen holes. Mineralization has been intersected in drill holes that test the potential strike extension to the south, onto Extorre property, of both the La Negra and La Morocha veins of the Joaquin project.

Highlights from the drilling include:

RD0001 on the La Morocha structure intersected 42.3 metres (“m”) (138.8 feet (“ft”)) at 16 grams per tonne (“g/t”) silver + 0.60 g/t gold (46 g/t silver equivalent*),  including 6.9 m (22.6 ft) at 32 g/t silver + 1.01 g/t gold (83 g/t silver equivalent*).

RD0004 on the La Negra structure intersected 3.0 m (9.8 ft) at 695 g/t silver + 0.66 g/t gold (728 g/t silver equivalent*).

RD0015, also on the La Negra structure, intersected 9.0 m (29.5 ft) at 211 g/t silver + 1.19 g/t gold (271 g/t silver equivalent*), including 5.71 m (18.7 ft) at 320 g/t silver + 1.82 g/t gold (411 g/t silver equivalent*).

The discovery site, termed the Renaldo Prospect, is located in the northeast quadrant of the Company’s 29,500 hectare Puntudo project. The adjacent Joaquin project has a NI43-101 compliant resource** of 19.6 million ounces of silver in the Indicated category, and 47.9 million ounces of silver in the Inferred category. This resource is derived from the La Negra and La Morocha veins which have been drilled as far south as Extorre’s Renaldo Prospect’s northern boundary.

With the onset of the southern winter, the two Puntudo drilling rigs and supervising teams will now be relocated to Cerro Moro, where drilling can continue year round, to supplement the four rigs operating there. We anticipate five rigs to be testing the new high grade Zoe discovery and the sixth on regional drilling at Cerro Moro from mid-June.

Click to see a figure showing a plan view of drilling at the Renaldo discovery and its relationship to the adjacent Coeur–Mirasol Joaquin project.

Drill targeting on Extorre’s Renaldo Prospect at Puntudo was based on extrapolating along strike from the La Negra and La Morocha veins at Joaquin in conjunction with in-house ground magnetic data. The resultant magnetic imagery shows a southwest striking linear magnetic low approximately 100 m (328 ft) wide and +1,000 m (3,280 ft) long extending to the southeast following the La Negra trend. The extension to the La Morocha trend is observed as a magnetic discontinuity extending +1,500 m (4,920 ft) into the Extorre property. Additional targets in the Renaldo area, including the intersection of the La Morocha and La Negra structural trends have been identified.

Glen van Kerkvoort, Extorre’s Chief Geologist commented “There is a saying in the mining business that the best place to find mineralization is alongside a known deposit. That has certainly been the case for our Renaldo Prospect. Boosted by the success of the Couer d’Alene and Mirasol discovery to the north we were able to fast track the discovery process at Renaldo. We are encouraged by the fact that Coeur d’Alene has notified Mirasol of its intention to proceed with a Bankable Feasibility Study on Joaquin project.

“The main focus of drilling to date has been the south-eastern extension of the La Negra structure in an area obscured by sand and gravel cover. However, approximately half of the total resource for the Joaquin project to the north is derived from the La Morocha structure and, with the encouraging result in our drill hole RD0001 we have initiated testing of that trend.

“Geologically we interpret the Renaldo discovery to be a silver dominant, high level, low sulfidation epithermal vein system. Wider intercepts of lower grade silver mineralization appear to correlate with oxidized material, similar to the geological descriptions provided for the Joaquin property. Assays and rock sampling around RD0006, located one kilometre south from Joaquin, suggest that the La Negra vein may become gold rich in this area, and that is now being drill tested.”

Drilling results from the Renaldo Prospect(at a 25.0 g/t silver equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Silver Equivalents* (g/t)	Silver Equivalents* (oz/ton)
RD0001	25.00	26.00	1.00	41	0.93	88	2.55
including	25.00	25.45	0.45	77	1.66	159	4.65
RD0001	64.00	66.00	2.00	11	0.50	36	1.04
RD0001	84.70	127.00	42.30	16	0.60	46	1.35
including	90.10	97.00	6.90	32	1.01	83	2.41
and	99.00	102.00	3.00	16	0.76	54	1.57
and	112.00	115.00	3.00	14	1.58	93	2.71
RD0001	134.00	136.00	2.00	13	0.41	34	0.99
RD0001	138.00	139.00	1.00	5	0.52	31	0.92
RD0002	13.00	15.00	2.00	91	0.08	95	2.76
RD0003	58.00	59.00	1.00	64	0.12	70	2.03
RD0003	63.00	71.00	8.00	82	0.34	99	2.89
including	63.00	64.00	1.00	78	0.16	86	2.50
and	67.00	71.00	4.00	125	0.53	151	4.40
RD0004	87.00	89.00	2.00	78	0.05	80	2.34
including	87.00	88.00	1.00	132	0.06	135	3.93
RD0004	102.00	108.00	6.00	61	0.08	65	1.91
RD0004	128.00	129.00	1.00	147	0.04	149	4.35
RD0004	136.00	139.00	3.00	695	0.66	728	21.24
RD0005	43.00	45.00	2.00	40	0.19	49	1.44
including	43.00	44.00	1.00	53	0.37	72	2.09
RD0005	47.00	52.00	5.00	122	0.07	125	3.66
including	47.00	50.30	3.30	166	0.07	169	4.93
RD0006	24.00	29.00	5.00	13	0.23	25	0.73
RD0006	34.00	49.41	15.41	17	0.71	53	1.54
including	40.00	49.41	9.41	17	0.95	64	1.88
RD0006	57.00	60.00	3.00	8	0.43	29	0.86
RD0006	64.00	65.00	1.00	6	0.55	34	0.98
RD0006	67.00	81.00	14.00	10	1.21	70	2.06
including	69.00	80.00	11.00	11	1.38	80	2.34
RD0007	No significant result
RD0008	12.80	13.45	0.65	32	0.13	38	1.12
RD0009	25.00	26.00	1.00	2	1.55	79	2.31
RD0009	37.95	38.35	0.40	765	8.86	1208	35.24

RD0010	22.00	23.00	1.00	41	0.01	42	1.22
RD0010	111.00	112.50	1.50	2	0.83	44	1.28
RD0011	16.00	17.00	1.00	28	0.01	28	0.83
RD0015	96.00	97.00	1.00	40	0.02	41	1.20
RD0015	100.00	109.00	9.00	211	1.19	271	7.90
including	101.14	106.85	5.71	320	1.82	411	11.99
RD0017	155.70	169.00	13.30	27	0.17	35	1.02
including	155.70	156.54	0.84	47	0.32	63	1.84
and	158.95	160.20	1.25	44	0.21	54	1.58
and	165.00	166.70	1.70	45	0.15	52	1.52
RD0017	179.00	180.00	1.00	18	0.19	27	0.79
RD0017	186.00	188.00	2.00	34	0.03	36	1.05
RD0018	91.00	93.00	2.00	63	0.38	82	2.39
RD0018	100.00	101.00	1.00	27	0.01	27	0.79
RD0019	137.00	138.00	1.00	48	0.01	48	1.41
RD0019	143.00	149.25	6.25	62	0.13	68	1.99
including	143.00	144.00	1.00	63	0.07	66	1.93
and	147.00	149.25	2.25	115	0.13	121	3.53

* Silver equivalent grade is calculated by multiplying the gold assay result by 50, adding it to the silver value and assuming 100% metallurgical recovery.

** The NI43-101 resources for the Joaquin project reported in Mirasol Resources News Release dated May 9, 2011, are presented in the table below.

Prospect	Resource Type	Tonnes (Kt)	Silver (g/t)	Silver (Koz)	Gold (g/t)	Gold (Koz)
La Negra	Indicated	6,875	86	18,931	0.16	36
	Inferred	6,017	79	15,267	0.12	23
La Morocha	Indicated	329	72	762	0.08	1
	Inferred	7,778	131	32,685	0.08	19
Total	Indicated	7,204	85	19,693	0.16	36
	Inferred	13,794	108	47,952	0.10	43

Assays from additional Extorre drill holes will be released as they become available.

Quality Control and Assurance

Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Glen van Kerkvoort, Extorre’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $26 million in cash, the Cerro Morro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

In addition to the two drill rigs operating on the Puntudo project, four rigs are drilling at Cerro Moro. Three rigs are testing the Zoe discovery where high grade to bonanza grade gold-silver intercepts are being recorded.

On April 19, 2010, Extorre announced a NI 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent***), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent***)

The 612,000 ounce gold equivalent*** indicated resource, has an average grade of 32.3 g/t gold equivalent***, a grade considered exceptional by industry standards. The silver contribution is high, accounting for over 40% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent*** are also reported from Cerro Moro.

*** Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 133,500 gold equivalent*** ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent***) is estimated to be US$201 per ounce. Project CAPEX has been estimated at US$131 million. The project economics were calculated using gold and silver prices of US$950/ounce and US$16/ounce, respectively.

The Province of Santa Cruz formally approved the Cerro Moro Environmental Impact Assessment report on May 16, 2011. That report approves the mining plan put forward to the Province in September 2010. The Company anticipates receipt of its Cerro Moro Pre-feasibility Study in Q2-2011.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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